UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024 (Report No. 4)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

Private Placement Offering

On December 27, 2024, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) entered into definitive securities purchase agreements for a private placement financing with certain accredited investors (the “Securities Purchase Agreement”), pursuant to which the investors have agreed to purchase (i) 3,950,343 of the Company’s ordinary shares, no par value per share, at a purchase price of $0.70 per share (the “Ordinary Shares”), (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 658,372 Ordinary Shares (the “Pre-Funded Warrant Shares”), at a purchase price of $0.70, less $0.001 per Pre-Funded Warrant. In addition, the purchasers of Ordinary Shares or Pre-Funded Warrants shall receive warrants (the “Ordinary Warrants” and together with the Pre-Funded Warrants, the “Warrants”) purchase up to an aggregate of 4,608,715 Ordinary Shares at an exercise of $1.10 per share (the “Ordinary Warrant Shares” and together with the Pre-Funded Warrant Shares, the “Warrant Shares”). The Ordinary Warrants will be exercisable immediately upon issuance and will expire eighteen months following their issuance. Each Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

The offering is expected to result in gross proceeds to the Company of $3.2 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The closing of the offering is expected to occur on or about December 30, 2024, subject to the satisfaction of customary closing conditions.

Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to file a registration statement (the “Registration Statement”) registering the Ordinary Shares and the Warrant Shares within twenty days following the closing of the offering.

The Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Dawson James Securities, Inc., who served as placement agent in the offering (the “Placement Agent”), dated December 27, 2024, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to: (a) 8.0% of the gross proceeds received in the offering from certain investors introduced by the Placement Agent and 4.0% of the gross proceeds received by the Company from the exercise of Warrants by such investors, (b) 4.0% of the gross proceeds received in the offering from certain investors introduced by the Company and 4.0% of the gross proceeds received by the Company from the exercise of Warrants by such investors, and (c) 0% of the gross proceeds received in the offering from certain other investors and 0% of the gross proceeds received by the Company from the exercise of Warrants by such investors. In addition, under the Placement Agency Agreement, the Company agreed to reimburse the Placement Agent for certain accountable expenses.

Pursuant to the Securities Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents for a period of 10 days following the filing of the Registration Statement, subject to certain exceptions. In addition, the Purchase Agreement provides that for a period of 6 months following the filing of the Registration Statement, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Securities Purchase Agreement, subject to certain exceptions.

The Ordinary Shares, Warrants and Warrant Shares are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the Ordinary Shares, Warrants and Warrant Shares as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Ordinary Shares, Warrants and Warrant Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Shares, Warrants and Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares, nor shall there be any sale of these Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Securities Purchase Agreement, Pre-Funded Warrant, Ordinary Warrant and Placement Agency Agreement, which are attached as Exhibits 99.1 99.2, 99.3 and 99.4 to this Report of Foreign Private Issuer on Form 6-K, do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, Pre-Funded Warrant, Ordinary Warrant and Placement Agency Agreement and are incorporated herein by reference.

The Company’s press release dated December 27, 2024, announcing the pricing of the private placement, is attached hereto as Exhibit 99.5.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration Nos. 333-259057 and 333-277980), filed with the SEC, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Form of Securities Purchase Agreement dated December 27, 2024, by and between the Company and the investors named therein.
99.2	Form of Pre-Funded Warrant
99.3	Form of Ordinary Warrant
99.4	Placement Agency Agreement, dated December 27, 2024, by and between the Company and Dawson James Securities, Inc.
99.5	Press release dated December 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: December 27, 2024	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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